

January 17, 2008

Mail Stop 6010

Morris H. Wheeler
Chief Executive Officer
CIPAR Inc.
23400 Commerce Park Road
Beachwood, Ohio 44122

> **Re:** **CIPAR Inc.**
> **Form 10-SB**
> **Filed January 8, 2008**
> **File No. 000-53007**

Dear Mr. Wheeler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-SB

Management's Discussion and Analysis, page 67

1.   To add clarity to the discussion of segment operating results, please revise to
        include an overview paragraph that describes the business and revenue generating
        activities of each of the three segments. Refer to Release 33-8350 for guidance.

Results of Operations, page 67

2.   The next to last sentence of the first paragraph indicates that there was an increase
        in Franchisee and Licensee revenue of $177,701. The first sentence of the second
        paragraph indicates that the Franchising and Licensing division realized decreased
        revenues. Please add clarifying disclosure that explains how the amounts in the
        first paragraph can be reconciled with amounts described in the three paragraphs
        that address segment revenues.

3.   Under the discussion of the Franchising and Licensing segment please describe
        the business reasons for the change in the business model from licensed dealers to
        franchising.

4.   Under the discussion of the Rehabilitation segment please describe the business
        reasons for the changes in marketing focus referred to in the second sentence.

5.   Please quantify and describe the significant components of the increased overhead
        costs attributed to the launching of CuraFlo Franchising, CuraFlow Midwest, and
        CuarFlow Spincast Services. Clarify the extent to which you expect the increased
        overhead will be recurring.

6.   We note that CIPAR has not been a separate entity in the past and that the
        financial statements include allocations of corporate overhead and other costs. If
        you expect material changes in operating expenses or other costs as a stand-alone
        entity, please provide reasonably specific disclosure about those expected
        changes. Note that under SB Item 303(b)(1)(iv) you should make disclosure
        about known trends or events that are reasonably expected to materially impact
        income from continuing operations.

Liquidity and Capital Resources, page 68

7.   Please expand to explain why inventories significantly increased as of December
        31, 2007.

Acquisitions, page 69

8.   Please expand to describe the impact of the Triton acquisition on your results of operations for 2006 and 2007.

Critical Accounting Policies and Estimates, page 69

9.   In financial statement Note 2 you describe allocations that were required to prepare the carve-out financial statements. Selection of methods and assumptions for allocating costs to the carve-out business may involve significant judgment and alternate methods may produce differing results. Please provide critical accounting policy disclosure about allocation methods and assumptions. Otherwise, explain to us why you believe such disclosure is not necessary.

Financial Statements

Note 2, Shared Operating Expenses, page F-9

10.   There may be various appropriate methods to allocate shared operating expenses. Please disclose why you believe the relevant percentage of consolidated revenues is the most appropriate allocation method in your circumstances.

Note 2, Revenue Recognition, page F-9

11.   Please tell us and disclose why percentage of completion accounting is appropriate for rehabilitation revenues.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Review Accountant

cc: Michael Ellis, Esq. (via fax)